UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes        No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes        No     X

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Exchange legislation, hereby files

OTHER RELEVANT INFORMATION

BBVA, pursuant to the Corporate Enterprises Act, sends the full text of the Notice of Meeting of BBVA’s Annual General Shareholders’ Meeting, to be held in Bilbao, at Palacio Euskalduna, avenida Abandoibarra number 4, foreseeably on 20 March 2026, at second call, which has been published today in the daily press and on BBVA’s website (www.bbva.com).

In addition, the full texts of the proposed resolutions are enclosed herewith.

The reports on the items of the agenda that require them and the remaining documents related to the Annual General Meeting are available on BBVA’s website (www.bbva.com).

Madrid, 13 February 2026

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

ANNUAL GENERAL SHAREHOLDERS’ MEETING

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BILBAO, MARCH 20, 2026

CALL NOTICE

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the Company, BBVA or the Bank), at its meeting held on February 9, 2026, agreed to call the Company’s Annual General Shareholders’ Meeting, which will be held in Bilbao, at Palacio Euskalduna, 4 Avenida Abandoibarra, on March 19, 2026, at 12:00 pm, on first call, and on March 20, 2026, at the same location and time, on second call, in accordance with the following:

AGENDA

ONE.- Annual financial statements, allocation of results and corporate management:

1.1.	Approval of the annual financial statements and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year ended 31 December 2025.

1.2.	Approval of the non-financial information report of the Banco Bilbao Vizcaya Argentaria Group for the financial year ended 31 December 2025.

1.3.	Approval of the allocation of results for the 2025 financial year.

1.4.	Approval of the corporate management during the 2025 financial year.

TWO.- Adoption of the following resolutions on the re-election and appointment of members to the Board of Directors:

2.1.	Re-election of Sonia Lilia Dulá.

2.2.	Re-election of Raúl Catarino Galamba de Oliveira.

2.3.	Re-election of Ana Leonor Revenga Shanklin.

2.4.	Re-election of Carlos Vicente Salazar Lomelín.

2.5.	Appointment of Jorge Montalbo Todolí.

Pursuant to paragraph 2 of article 34 of the Bylaws, determination of the number of directors in the number resulting from the resolutions adopted under this item of the Agenda, which will be reported to the Annual General Meeting for all due effects.

THREE.- Authorisation to the Board of Directors, with express powers of sub-delegation, to issue contingently convertible securities into BBVA shares and that can qualify as capital instruments (CoCos), for a period of five years, up to a maximum amount of EIGHT BILLION EUROS (EUR 8,000,000,000), authorising in turn the power to exclude pre-emptive subscription rights in such securities issues, as well as the power to increase the share capital by the necessary amount, if applicable, and to amend the corresponding article of the Bylaws.

FOUR.- Authorization for the Company to carry out the derivative acquisition of its own shares, directly or through Group companies, setting the limits or requirements thereon and conferring on the Board of Directors the powers necessary to execute the acquisition.

FIVE.- Approval of the reduction of the share capital of the Bank, in up to a maximum amount of 10% of the share capital as of the date of the resolution, through the redemption of own shares purchased for the purpose of being redeemed, authorising the Board of Directors to implement the share capital reduction, totally or partially, on one or more occasions, including the possibility of abstaining from executing it.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIX.- Approval of the Remuneration Policy for Directors of Banco Bilbao Vizcaya Argentaria, S.A., and the maximum number of shares to be delivered, as the case may be, as a result of its implementation.

SEVEN.- Approval of a maximum level of variable remuneration of up to 200% of the fixed component of the total remuneration for a certain group of employees whose professional activities have a significant impact on Banco Bilbao Vizcaya Argentaria, S.A.’s or on its Group’s risk profile.

EIGHT.- Re-election of Ernst & Young, S.L. as the auditors of accounts for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year 2026.

NINE.- Delegation of powers to the Board of Directors, with the authority to substitute, in order to formalise, amend, interpret and execute the resolutions adopted by the Annual General Shareholders’ Meeting.

TEN.- Consultative vote on the Annual Report on the Remuneration of Directors of Banco Bilbao Vizcaya Argentaria, S.A. for the financial year 2025.

* * * * * *

SUPPLEMENT TO THE CALLING AND PRESENTATION OF PROPOSED RESOLUTIONS

Pursuant to the Corporate Enterprises Act, shareholders representing, at least, three percent of the share capital may: (i) request the publication of a supplement to the calling of the Meeting, including one or more items on the agenda, provided that the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution; and (ii) submit substantiated proposed resolutions on matters already included or that should be included on the agenda.

These rights must be exercised by duly certified notice to the Company, which must be received at the registered office, at Plaza de San Nicolás, 4, 48005, Bilbao, within five days following publication of this calling.

ATTENDANCE

Pursuant to the Company’s Bylaws, holders of 500 or more shares are entitled to attend the General Meeting when these shares are on record in the corresponding accounting register at least five days before the scheduled date of the General Meeting.

As the Annual General Meeting is likely to be held on second call, pursuant to Article 517 of the Corporate Enterprises Act, shareholders must have shares registered in their name no later than March 15, 2026, in order to be able to participate in and vote at the Meeting.

The Company will issue a personalized attendance card indicating the number of shares held to each shareholder entitled to attend who so requires it, giving them access to the venue where the General Meeting is to be held. Requests may be sent to the Shareholder Office, or made via the Company’s corporate website (www.bbva.com) or at any BBVA branch office in Spain.

Holders of a lower number of shares may group together to reach at least that number of shares, appointing a representative. To do this, shareholders must request the corresponding group card, available at any BBVA branch office in Spain.

In order to confirm the identity of shareholders, or their valid proxies, on entering the venue where the General Meeting is to be held, attendees will be asked to present their attendance card, documents verifying their status as proxy, where applicable, and their national identity document or any other official document generally accepted for such purposes.

REMOTE ATTENDANCE

The Company has agreed that, in accordance with Article 21 of its Company’s Bylaws, attendance to the General Meeting may also take place via remote means.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Remote attendance will take place through the Remote Attendance Portal, accessible via the Company’s corporate website (www.bbva.com) and online banking website (www.bbva.es), in accordance with the timeframes and in the format described below. It is envisaged that the General Meeting will be broadcasted live on the Company’s corporate website (www.bbva.com).

In order to verify the identity of the attendees at the General Meeting, and to guarantee that shareholders can properly exercise their rights, shareholders—or their valid proxies—who wish to attend the General Meeting remotely (hereinafter, remote attendees) must register and confirm their identity—and that of their proxy, where applicable—on the Remote Attendance Portal prior to the start of the Meeting (hereinafter, the Accreditation process), as follows:

a)

Remote attendees who are BBVA electronic banking users (who have a multichannel contract with the Bank) may confirm their identity through the online banking website (www.bbva.es) by entering the password they use to access and carry out transactions in the online banking website (www.bbva.es).

b)

Remote attendees who are not users of BBVA electronic banking may confirm their identity on the Bank’s corporate website (www.bbva.com), under section “2026 Annual General Meeting/Remote Attendance”, making use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

The Accreditation process via Remote Attendance Portal will be enabled on March 6, 2026, and will be closed at 11:00 am on the day on which the General Meeting is held. However, to ensure the correct processing of the supporting documentation verifying their identity and legitimacy, it is recommended that all shareholders—or their proxies—who wish to attend using remotely complete the Accreditation process sufficiently in advance, with it being recommendable to do so no later than March 19, 2026 at 11:00 am, taking into account that the General Meeting is scheduled to be held on second call.

In order for the General Meeting to take place in an orderly manner and for the proper management of the remote attendance, once the Accreditation process is completed in due time and form, remote attendees must access the Remote Attendance Portal between 9:00 am and 11:00 am on the scheduled day of the Meeting, as follows:

a)	via the online banking website (www.bbva.es) for remote attendees who are BBVA electronic banking users, entering their online banking password;

b)

via the Bank’s corporate website (www.bbva.com), under section “2026 Annual General Meeting/Remote Attendance” for remote attendees who are not BBVA electronic banking users, using the credentials generated in the Accreditation process.

Only remote attendees who have completed the Accreditation process in due time and form and have accessed the Remote Attendance Portal between the indicated times may exercise their rights remotely on the day of the General Meeting.

Remote attendees who, in exercise of the shareholder rights provided for in the Corporate Enterprises Act, wish to request any information or clarification which they deem necessary in relation to items on the agenda, publicly available information that the Company has submitted to the National Securities Market Commission since the last General Meeting, or in connection with the auditor’s report; or who wish to submit written proposals under the terms of, and in accordance with, the Corporate Enterprises Act, may do so through the Remote Attendance Portal, on the scheduled day of the General Meeting from 9:00 am until the General Meeting begins.

In accordance with the provisions of the Corporate Enterprises Act, valid requests for information or clarification submitted by remote attendees will be answered by the Meeting Panel during the meeting, or in writing within seven days of the General Meeting taking place.

Remote attendees’ right to vote shall be exercised through the Remote Attendance Portal and in accordance with the provisions of the Bank’s General Meeting Regulations. Remote attendees will be

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

able to vote on the proposed resolutions on the agenda items from the moment they access the Remote Attendance Portal, on the day on which the Meeting is held, until the General Meeting Panel declares the Meeting to be over. The vote on proposed resolutions which, by legal mandate, do not need to be included on the Meeting’s agenda and must be put to a vote, shall take place once these proposals are read out by the General Meeting Panel.

For any matters not explicitly covered in this call notice, remote attendance at the General Meeting will be subject to the provisions set out in the General Meeting Regulations and to the rules set out on the Company’s corporate website (www.bbva.com), on the “2026 Annual General Meeting/Remote Attendance” section.

In any event, shareholders’ physical attendance at the venue where the General Meeting is to be held will nullify any actions carried out remotely via the Remote Attendance Portal.

REMOTE VOTING AND PROXIES PRIOR TO THE MEETING

Those shareholders who do not wish to attend the General Meeting in person can submit their vote or proxy remotely by electronic or written means, prior to the General Meeting being held, as indicated below.

ELECTRONIC VOTING AND PROXIES

Shareholders can exercise their voting and proxy delegation rights by electronic means via the participation applications rolled out on the Bank’s corporate website (www.bbva.com), the online banking website (www.bbva.es) or the most up-to-date version of the mobile banking application BBVA España (hereinafter, the BBVA España app), which is available free of charge at the Play Store and App Store.

In order to prove their identity, and to guarantee the proper exercise of their rights, shareholders who wish to vote or delegate a proxy by electronic means must register and confirm their identity in the following way:

a)

Shareholders who use BBVA electronic banking (who have a multichannel contract with the Bank) can confirm their identity to vote or delegate a proxy electronically, by entering the passcode they use to access and carry out transactions in the online banking website (www.bbva.es) or the BBVA España app.

b)

Shareholders who do not use BBVA electronic banking and shareholders who are legal entities, through their valid proxy, can verify their identity to vote or delegate a proxy electronically through the use of their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre-Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

Shareholders may exercise their voting and/or delegation rights by electronic means, prior to the General Meeting, from February 20, 2026 until 12:00 pm on the day before the General Shareholders’ Meeting is held on first call, i.e. 12:00 pm on March 18, 2026, as follows:

a)	for shareholders who use BBVA electronic banking, through the online banking website(www.bbva.es) or the BBVA España app; and

b)

for shareholders who do not use BBVA electronic banking and shareholders who are legal entities, via the “2026 Annual General Meeting/Electronic Vote and Proxy” section of the Company’s corporate website (www.bbva.com).

In both cases, shareholders must fill in the relevant forms and follow the instructions provided in each case in order to exercise each of these rights.

All information relating to remote voting and/or delegation of proxies will be available for its consultation on the “2026 Annual General Meeting” section of the Company’s corporate website (www.bbva.com).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

WRITTEN VOTING AND PROXIES

Shareholders who do not wish to attend the General Meeting in person, can also remotely cast their vote or submit a proxy delegation in writing, using the voting or delegation form included on the attendance card, which can be requested and submitted at any BBVA branch office in Spain. In this regard, it is hereby stated that any shareholder entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder.

Shareholders wishing to vote by post may apply to the Company, as from the date of publication of this call notice for the General Meeting, through the Shareholder Office or at any BBVA branch office in Spain, requesting the issue of the relevant document for postal voting in their name. Once completed according to its instructions and within the deadlines established, it must be sent by registered post with acknowledgment of receipt to the Shareholder Office at calle Azul 4, 28050 Madrid, to be processed and counted.

In order to be processed, remotely cast proxies and votes must be received, at least, 24 hours prior to the scheduled date of the General Meeting on first call. Any proxies or votes that arrive after this time will not be counted.

In any case, shareholders must fill in the relevant forms and follow the instructions printed on the attendance card in order to exercise each of these rights.

REVOCATION OF VOTE OR PROXY

Shareholders’ personal or remote attendance at the General Meeting will revoke any vote or proxy previously submitted.

Additionally, proxies may be revoked at any time by the same means used to delegate them.

RIGHT TO INFORMATION

Shareholders may request, up to five days before the scheduled date of the General Meeting, that directors provide any information or clarifications that they may deem necessary, or submit written queries regarding items on the agenda, information accessible to the public as provided by the Company to the National Securities Market Commission since the previous General Meeting and regarding the auditor’s report.

Shareholders wishing to exercise their right to information may do so in writing, addressing their correspondence to the Shareholder Office at calle Azul 4, 28050 Madrid, Spain; or by email to the address given in the “Right to Information” section of the “2026 Annual General Meeting” page of the Company’s corporate website (www.bbva.com), following the instructions therein.

From the time of this calling, any shareholder may request at the registered office (Plaza de San Nicolás, 4, Bilbao, Spain) or review on the Company’s corporate website (www.bbva.com), on the “2026 Annual General Meeting” page, the full texts of the proposed resolutions submitted for the approval of the General Meeting and the directors’ reports on the agenda items where legally required, if so desired; the annual financial statements and management reports, both individual and consolidated, for the 2025 financial year, which include the non-financial information report of BBVA’s Group, and which will be submitted for the approval of the General Meeting, together with the corresponding statutory auditors’ reports; the Annual Corporate Governance Report for the 2025 financial year; the curriculum vitae, category (status) and mandatory proposals and reports on the re-election and appointment of directors proposed under agenda item Two; the Board of Directors’ reports on the proposals submitted under agenda items Three, Five and Seven; the Remuneration Policy for Directors of BBVA under item Six, together with the the corresponding report from the Remuneration Committee; and the Annual Report on BBVA Directors’ Remuneration for the 2025 financial year. Likewise, the full text of the Board of Directors’ Regulations is made available to shareholders (including the amendments approved since the last General Meeting which will be reported to the shareholders at the General Meeting), as well as the remaining legal documentation related to the General Meeting.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In addition, shareholders have access to the legal reports of the directors that have been issued since the previous General Meeting regarding the use of the delegation to issue contingently convertible securities (“CoCos”), which will also be presented to the General Meeting and which have been published and made available to shareholders at the time of their issuance.

Shareholders may obtain and request all the aforementioned documents be delivered or sent to them immediately and free of charge.

Likewise, between the time of publication of this calling and the General Meeting, all documents and information relating to the Annual General Shareholders’ Meeting will be available for its consultation in the “2026 Annual General Meeting” section of the Company’s corporate website (www.bbva.com).

ONLINE SHAREHOLDER FORUM

Pursuant to the provisions of Article 539.2 of the Corporate Enterprises Act, for the calling of the General Meeting, BBVA has set up an Online Shareholders Forum (hereinafter, the Forum) on the Company’s corporate website (www.bbva.com), for the legally established purpose, which individual shareholders and duly authorized voluntary associations of shareholders may access with due protections, in accordance with Article 539.4 of the Corporate Enterprises Act.

The Forum may be used to publish proposals that are intended to be submitted as supplements to the agenda listed in the calling, requests to second these proposals, initiatives to achieve the percentage of votes required to exercise the minority right established by Law and offers or calls for voluntary proxies, in accordance with the instructions published on the Bank’s corporate website (www.bbva.com) for this calling.

The Forum is not a channel for communication between the Company and its shareholders and is intended solely to facilitate communication between BBVA shareholders for the calling of the General Meeting before it is held. As such, the Forum is not a channel to be used for communicating with the Bank nor for attending the General Meeting remotely.

In order to prove their identity, shareholders who wish to access and use the Forum must have a passcode. In so doing, shareholders must follow the relevant rules and instructions provided on the “2026 Annual General Meeting” section of the Bank’s corporate website (www.bbva.com).

To register in the Forum, shareholders who are electronic banking users (who have a multichannel contract with the Bank) may log on via the online banking web page (www.bbva.es), entering the same credentials they use to access the online banking website (www.bbva.es).

Shareholders who do not use electronic banking and shareholders who are legal entities, through their valid proxy, may register and obtain a passcode to log on to the Forum, through the Bank’s corporate website (www.bbva.com), under section “2026 Annual General Meeting/Electronic Shareholder Forum”, by using their Electronic National Identity Document (DNIe) or their digital certificate for natural persons issued by the Royal Mint of Spain (Fábrica Nacional de Moneda y Timbre - Real Casa de la Moneda — FNMT-RCM) or, in the case of a legal entity, their current and valid electronic certificate of legal entity proxy.

SUSPENSION OF ELECTRONIC SYSTEMS

The Bank will not be liable for any damages that may be incurred by shareholders or their proxies as a result of any breakdowns, overloads, line failures, connection faults or other eventualities of the same or similar sort, beyond the Bank’s control, that may prevent the use of the mechanisms enabled for shareholders to exercise, via remote means of communication, their rights regarding the General Meeting.

The foregoing applies notwithstanding the adoption of the measures required in each situation, in particular when this is advisable or necessary for technical or security reasons, trying to ensure that shareholders or their proxies can exercise their rights.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

GENERAL INFORMATION

Shareholders may consult the Company’s Bylaws and the General Meeting Regulations on the Company’s corporate website (www.bbva.com) for information relating to the General Meeting that is not provided in this notice.

Likewise, for more information, shareholders can contact the Shareholder Office at calle Azul, 4, 28050, Madrid, Spain, from 9:00 am to 6:00 pm, Monday through Friday; telephone the Shareholder Helpline at (+34) 91 224 98 21 from 8:00 am to 10:00 pm, Monday through Friday; send an email to the mailbox accionistas@bbva.com or by consulting the information included in the ‘Frequently Asked Questions’ document available in the “2026 Annual General Meeting“ section of the Bank’s corporate website (www.bbva.com).

Shareholders are informed that the Company’s corporate website (www.bbva.com) will be kept up-to-date with the measures that may be taken for holding the General Meeting and may be of interest to shareholders or their representatives.

NOTARY PUBLIC AT THE GENERAL MEETING

The Board of Directors has resolved to require the presence of a notary public to record the minutes of the General Meeting, pursuant to Article 203 of the Corporate Enterprises Act and Article 101 of the Commercial Registry Regulations.

PERSONAL DATA PROCESSING

BBVA will process the personal data of shareholders and, where applicable, their representatives, in connection with their participation in the General Meeting in accordance with the provisions of the document on processing of personal data which can be consulted at the following link: accionistaseinversores.bbva.com/PTDA. Rights to access, amend, oppose, suppress, transfer and limit processing may be exercised in accordance with the aforementioned document.

NOTE

Shareholders are informed that, in the event that, between the calling and the scheduled date for holding the General Meeting, there are extraordinary circumstances—beyond the Company’s control—which make impossible holding the General Meeting at the planned venue referred to in this call notice, or at a different venue to the one initially envisaged within the same municipal district, the General Meeting could be held entirely remotely, this is, without the physical attendance of the shareholders or their proxies, in accordance with the means, timeframes and procedures already established in the “Remote Attendance” section of this call notice, supplemented by the additional requirements set forth in the applicable legal and statutory provisions applicable to this type of meetings, which have been published on the “2026 Annual General Meeting/Remote Attendance” section of the Company’s corporate website (www.bbva.com).

In this case, the Company will inform shareholders, through the Company’s corporate website (www.bbva.com) and the daily press, as soon as it were reasonably possible, of the existing extraordinary circumstances and the measures adopted in relation to the holding of the General Meeting.

Shareholders are informed that the General Meeting will be streamed on the Company’s corporate website (www.bbva.com).

THE GENERAL MEETING IS SCHEDULED TO BE HELD, ON SECOND CALL, ON MARCH 20, 2026 AT THE TIME AND PLACE INDICATED, UNLESS SHAREHOLDERS ARE NOTIFIED OTHERWISE THROUGH THE DAILY PRESS AND THE BANK’S CORPORATE WEBSITE (www.bbva.com).

Bilbao, February 13, 2026, the General Secretary and Secretary of the Board of Directors.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM ONE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

1.1.

Approve, under the terms set out in the legal documentation, the individual and consolidated annual accounts and management reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group for the financial year ending December 31, 2025.

Authorise the Chair, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, indistinctly and with powers of substitution, to file the individual and consolidated annual accounts, management reports and auditors’ reports of Banco Bilbao Vizcaya Argentaria, S.A. and of its Group, as well as to issue the corresponding certificates pursuant to Article 279 of the Corporate Enterprises Act and Article 366 of the Commercial Registry Regulations.

1.2.	Approve the consolidated non-financial information report of Banco Bilbao Vizcaya Argentaria Group for the financial year ending December 31, 2025.

Authorize the Chair, Carlos Torres Vila, the General Secretary and Secretary of the Board of Directors, Domingo Armengol Calvo, and the Deputy Secretary of the Board of Directors, Amaya María Llovet Díaz, so that any of them, indistinctly and with powers of substitution, may complete, correct, formalize, publish, interpret, clarify, extend, develop or execute the document indicated in the preceding paragraph.

1.3.

Approve the proposed allocation of profits of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2025 in the amount of EUR 7,156,971,748.36 (seven billion one hundred fifty-six million nine hundred seventy-one thousand seven hundred forty-eight euro and thirty-six euro cents), on the following terms:

•

The amount of EUR 5,267,833,582.56 (five billion two hundred sixty-seven million eight hundred thirty-three thousand five hundred eighty-two euro and fifty-six euro cents) shall be allocated to the payment of dividends, of which:

a)

An amount of EUR 1,842,452,362.56 (one billion eight hundred forty-two million four hundred fifty-two thousand three hundred sixty-two euro and fifty-six euro cents) has already been fully paid prior to this Annual General Shareholders’ Meeting as an interim dividend on account of the 2025 dividend, in accordance with the resolution adopted by the Board of Directors at its meeting held on 29 September 2025; and

b)

The remaining amount of EUR 3,425,381,220 (three billion four hundred twenty-five million three hundred eighty-one thousand two hundred twenty euro) shall be allocated to the payment of the final dividend for financial year 2025, in the amount of EUR 0.60 (sixty euro cents) gross per outstanding share of the Bank entitled to participate in such distribution at the time of payment. Payment shall be made to shareholders on 10 April 2026.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

In this respect, it is resolved to ratify, insofar as necessary, the resolution adopted by the Board of Directors on 29 September 2025 approving the distribution of the aforementioned amount as an interim dividend on account of the 2025 dividend.

•

The remaining profit, that is, the amount of EUR 1,889,138,165.80 (one billion eight hundred eighty-nine million one hundred thirty-eight thousand one hundred sixty-five euro and eighty euro cents), shall be allocated to the Company’s voluntary reserve funds.

1.4.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors for the financial year 2025.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TWO OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

The re-election of Sonia Lilia Dulá, Raúl Catarino Galamba de Oliveira and Ana Leonor Revenga Shanklin as members of the Board of Directors, with the status of independent directors, for the statutory mandated period of three years, is submitted to the General Meeting, at the proposal of the Appointments and Corporate Governance Committee.

Likewise, the re-election of Carlos Vicente Salazar Lomelín as member of the Board of Directors, with the status of other external director, for the statutory three-year period, is submitted to the General Meeting, following a favorable report from the Appointments and Corporate Governance Committee.

Lastly, the appointment of Jorge Montalbo Todolí, as member of the Board of Directors, with the status of independent director, for the statutory three-year period, is submitted to the General Meeting, at the proposal of the Appointments and Corporate Governance Committee.

The proposed re-elections and appointment are accompanied by the report of the Board of Directors stipulated in Article 529 decies of the Corporate Enterprises Act, and with the favorable report of the Appointments and Corporate Governance Committee in the case of the proposed re-election of Carlos Vicente Salazar Lomelín. These reports have been made available to shareholders as of the date on which the call notice of the General Meeting was made public.

Consequently, it is proposed that the General Meeting:

2.1.

Re-elect Sonia Lilia Dulá, of legal age, of US nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.2.

Re-elect Raúl Catarino Galamba de Oliveira, of legal age, of Portuguese nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.3.

Re-elect Ana Leonor Revenga Shanklin, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

2.4.

Re-elect Carlos Vicente Salazar Lomelín, of legal age, of Mexican nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of other external director, for the statutory three-year period.

2.5.

Appoint Jorge Montalbo Todolí, of legal age, of Spanish nationality and domiciled for these purposes at Calle Azul, 4, Madrid, as member of the Board of Directors, with the status of independent director, for the statutory three-year period.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Pursuant to the provisions of paragraph 2 of Article 34 of the Company’s Bylaws, the number of Board Members shall be determined as a result of the resolutions adopted under this item on the Agenda, which shall be reported to the General Meeting for the corresponding purposes.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM THREE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

One.- To delegate to the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or the “Bank”), as broadly as required by law, the power to issue securities convertible into newly issued shares of the Bank whose conversion is contingent and envisaged in order to meet regulatory requirements for their eligibility as capital instruments (CoCos), in accordance with the solvency regulations and subject to the legal and statutory provisions applicable at any time, with the ability to carry out the issues on one or several occasions within a maximum period of five (5) years from the date of approval of this resolution, for a maximum overall aggregate amount of EIGHT BILLION EURO (EUR 8,000,000,000), or its equivalent in any other currency.

Two.- To authorise the Board of Directors, empowering it to sub-delegate such powers to the Executive Committee (which, in turn, shall have powers of sub-delegation); to the Chair of the Board of Directors; to the Chief Executive Officer; or to any other person expressly empowered by the Board for this purpose, with the scope it deems appropriate, as broadly as required by law, for the exercise of the delegation referred to in the foregoing resolution One, as well as to carry out any acts, procedures or applications that may be necessary or advisable for its exercise, so that, in the manner it deems most appropriate, it may:

(i)

To resolve, establish and determine the terms, characteristics and conditions of each and every one of the issues of securities contingently convertible into newly issued shares of the Company carried out pursuant to this resolution, including, by way of illustration and not limitation, the term, expressly allowing for the issuance of perpetual securities; where applicable, the terms and early redemption options, which may be in favour of the issuer or of the bondholders; the amount, always within the maximum overall aggregate amount indicated above; the issue date or dates; the interest rate; the issue price; the number of securities and the nominal value of each security; the form of representation of the securities; the form and conditions of the remuneration of the securities, including, without limitation, the interest rate, whether fixed or variable, and the dates and procedures for coupon payment; the ranking of the securities and any subordination clauses; where applicable, anti-dilution clauses; the applicable law and jurisdiction; and, where appropriate, the mechanisms for association and collective organisation and/or representation and protection of the holders of the securities to be issued, including the appointment of their representatives.

(ii)	To resolve, establish and determine the bases and methods of conversion, including the form, timing and conversion scenarios.

(iii)	To resolve, establish and determine the conversion ratio, which may be fixed or variable, within the limits set forth below.

Where the issue is carried out with a fixed conversion ratio, the Company share price for the purposes of the conversion may not be less than the higher of: (a) the arithmetic mean of the closing prices of the Company share on the stock exchange or securities market determined by the Board of Directors, during a

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

period to be established, which may not be longer than three months nor shorter than fifteen trading days prior to the date on which the specific issue of contingently convertible securities is approved; and (b) the closing price of the Company share on the stock exchange or securities market determined by the Board of Directors on the day prior to the date on which the specific issue of contingently convertible securities is approved.

Where the issue is carried out with a variable conversion ratio, the Bank share price for the purposes of the conversion shall be the arithmetic mean of the closing prices of the Company share on the stock exchange or securities market determined by the Board of Directors, during a period to be established, which may not be longer than three months nor shorter than five trading days prior to the date on which the conversion trigger event occurs. A premium or, where appropriate, a discount may be applied to such price per share; however, where a discount is applied, it may not exceed 30%. The premium or discount may differ for each conversion date of each issue or tranche. Likewise, notwithstanding that a variable conversion ratio is established, a minimum and/or maximum reference share price for the purposes of conversion may be determined, on the terms deemed appropriate by the Board of Directors.

Subject to any other limits applicable under the regulations in force at any time, the value of the Company share for the purposes of the conversion ratio of the securities into shares may not be below the nominal value of the Company share at the time of conversion, and securities may not be converted into shares when the nominal value of the securities is below that of the shares.

For the purposes of conversion, the contingently convertible securities shall be valued at their nominal amount, and may include or exclude accrued and unpaid interest at the time of conversion, and rounding formulae may be determined as deemed appropriate.

(iv)

To request, where appropriate, the admission to trading of the contingently convertible securities issued pursuant to this delegation and/or the shares issued to cover their conversion, on official or unofficial, regulated or non-regulated, organised or non-organised secondary markets, whether domestic or foreign, and to carry out any procedures or actions that may be necessary or advisable for this purpose before any corresponding public and/or private authorities or bodies.

It is expressly stated that the Company submits to the regulations currently in force or that may be enacted in the future in relation to trading, in particular with regard to listing, maintenance and delisting, and undertakes that, should the delisting of the securities or shares subsequently be requested, such delisting shall be carried out in accordance with the formalities required by the applicable regulations, as well as with any conditions, limitations or requirements that may be imposed by the competent supervisory authorities in relation to the admission, maintenance or exclusion from trading of such securities or shares.

(v)

To increase the Bank’s share capital by the amount necessary to cover the conversion commitments, within the limits that, where applicable, are in force and available at any time, allowing, where appropriate, for undersubscription, establishing the characteristics of the Company shares to be issued to cover the conversion of the securities, and to redraft the corresponding article of the Bylaws.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

(vi)

To exclude, either fully or partially, the pre-emptive subscription rights of shareholders within the framework of a specific issue, when the corporate interest so requires, in all cases complying with the legal requirements and limitations established for this purpose at any given time.

Three.- To repeal, insofar as it has not been exercised, the authority conferred by the Annual General Shareholders’ Meeting held on 20 April 2021, under agenda item five.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FOUR OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

One.- To authorise the derivative acquisition by Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”), directly or through any of its subsidiary companies, and for a maximum period of five (5) years from the date of approval of this resolution, of own shares, at any time and as many times as it deems appropriate, by any means permitted by law, including against profit for the year and/or freely distributable reserves, all in accordance with the provisions of the applicable legislation, and to authorise that the shares acquired may subsequently be disposed of by any means permitted by law.

The derivative acquisition of BBVA shares shall be subject to the conditions established in the regulations applicable at any given time, as well as to any limitations that may be imposed by the competent authorities. In particular, the nominal value of the own shares acquired, whether directly or indirectly, together with those already held by the Company and its subsidiary companies, may not exceed ten percent (10%) of BBVA’s subscribed share capital at any given time (or any other limit established by the regulations applicable at any time).

In addition, the derivative acquisition of BBVA shares shall be subject to the condition that the acquisition price per share is not lower than the nominal value of the share nor higher than ten percent (10%) above the market price at the time of acquisition.

It is expressly authorised that the shares acquired by the Company or by its subsidiary companies pursuant to this authorisation may be allocated, in whole or in part, to their delivery to employees or directors of the Company or its subsidiaries, either directly or as a result of the exercise of option rights held by them.

This authorisation, as from the time of its approval, replaces and renders null and void the authorisation granted by the Annual General Shareholders’ Meeting of the Company held on 18 March 2022, under agenda item six.

Two.- To confer authority on the Board of Directors, in the broadest terms, for the exercise of the authorisation referred to in the foregoing resolution, as well as to carry out any acts, procedures or applications that may be necessary or advisable for its exercise, authorising it to sub-delegate such powers to the Executive Committee (which, in turn, shall have powers of sub-delegation); to the Chair of the Board of Directors; to the Chief Executive Officer; or to any other person expressly empowered by the Board for this purpose, with the scope it deems appropriate.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM FIVE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

One.- To approve the reduction of the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (the “Company” or “BBVA”) by up to a maximum amount corresponding to ten percent (10%) of the share capital as at the date of this resolution (that is, by up to a maximum nominal amount of TWO HUNDRED AND SEVENTY-NINE MILLION SEVEN HUNDRED AND THIRTY-NINE THOUSAND FOUR HUNDRED AND SIXTY-SIX EURO AND THIRTY EURO CENTS (EUR 279,739,466.30), corresponding to FIVE HUNDRED AND SEVENTY MILLION EIGHT HUNDRED AND NINETY-SIX THOUSAND EIGHT HUNDRED AND SEVENTY (570,896,870) shares with a nominal value of FORTY-NINE EURO CENTS (EUR 0.49)), subject to obtaining, where appropriate, the corresponding regulatory authorisations, through the redemption of own shares acquired derivatively by BBVA pursuant to the authorisations in force at any given time granted by the General Shareholders’ Meeting and through any mechanism for the purpose of their redemption, all in accordance with the provisions of the applicable legislation and regulations, as well as with any limitations that may be imposed by any competent authorities. The implementation period of this resolution shall extend until the date of the next Annual General Shareholders’ Meeting, and it shall be rendered null and void in respect of the portion not executed as from that date.

The final amount of the share capital reduction shall be determined by the Board of Directors, within the maximum limit indicated above, based on the final number of shares acquired and which the Board of Directors decides to redeem in accordance with the delegation of powers approved below.

The share capital reduction shall not entail any repayment of shareholder contributions, as the Company itself shall be the holder of the shares to be redeemed, and shall be carried out as a charge to freely distributable reserves by means of the provision of a restricted reserve for redeemed share capital in an amount equal to the nominal value of the redeemed shares, which may only be disposed of under the same requirements as those applicable to a share capital reduction, pursuant to the provisions of article 335(c) of the Corporate Enterprises Act. Accordingly, the Company’s creditors shall not have the right of opposition referred to in article 334 of the Corporate Enterprises Act.

Two.- To confer authority on the Board of Directors, in the broadest terms, authorising it to sub-delegate to the Executive Committee (which, in turn, shall have powers of sub-delegation); to the Chair of the Board of Directors; to the Chief Executive Officer; and to any other person expressly empowered by the Board for this purpose, to execute, in whole or in part, the share capital reduction approved above, on one or more occasions, within the established implementation period and in the manner it deems most appropriate, with the power, in particular and without limitation, to:

(i)

Determine the number of shares to be redeemed in each execution, and to resolve not to execute the resolution, in whole or in part, if no own shares are ultimately acquired for the purpose of being redeemed or if, having been acquired for that purpose, (a) they have not been acquired, on one or more occasions, in a sufficient number to reach the ten percent (10%) limit of the share capital as at the date of this resolution; or (b) market conditions, Company

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

circumstances, or any event of social or economic significance make it advisable for reasons of corporate interest or prevent its execution; in all cases reporting such decision to the next Annual General Shareholders’ Meeting.

(ii)

Declare closed each of the executions of the share capital reduction finally agreed, setting, where appropriate, the final number of shares to be redeemed in each execution and, therefore, the amount by which the Company’s share capital is to be reduced in each execution, in accordance with the limits established in this resolution.

(iii)

Redraft the article of the Bylaws governing the share capital so that it reflects the new share capital amount and the number of outstanding shares following each execution of the approved share capital reduction.

(iv)

Request, where appropriate, the delisting of the shares redeemed by virtue of this delegation on any domestic or foreign markets on which BBVA shares are listed, carrying out any procedures and actions that may be necessary or advisable for this purpose before the corresponding public and/or private bodies, including any action, statement or filing before any competent authorities in any jurisdiction, including, without limitation, the United States of America, for the delisting of the shares represented by ADSs (American Depositary Shares).

(v)

Execute all public and/or private documents, and to carry out any acts, legal transactions, contracts, statements and operations that may be necessary or advisable to carry out each execution of the approved share capital reduction, as well as to attend to any formalities and obligations before any competent authorities in connection with the share capital reduction and each of its executions.

(vi)

Publish any announcements that may be necessary or appropriate in relation to the share capital reduction and each of its executions, and to carry out all actions required for the effective redemption of the shares referred to in this resolution.

(vii)

Set the terms and conditions of the reduction in any matters not provided for in this resolution, and to carry out all acts and procedures necessary in order to obtain the consents and authorisations required for the effectiveness of this resolution.

Three.- To repeal, insofar as not executed, the share capital reduction resolution adopted by the Annual General Shareholders’ Meeting held on 21 March 2025, under agenda item three.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SIX OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

Pursuant to Article 529 novodecies of the Spanish Corporate Enterprises Act, approve the Directors’ Remuneration Policy of Banco Bilbao Vizcaya Argentaria, S.A. (the “Policy”) to be applied as from the date of its approval (hence, for the 2026 financial year) and throughout the following three financial years (i.e., during 2027, 2028 and 2029 financial years), whose text together with the specific report of the Remuneration Committee and the remaining documentation pertaining to the General Meeting, has been made available to the shareholders as of the date on which this General Meeting was convened.

The approval of this new Policy entails, as established therein, the approval of (i) the extension of the fixed remuneration system with deferred delivery of shares of Banco Bilbao Vizcaya Argentaria, S.A., maintaining the maximum number of shares approved by the General Shareholders’ Meeting of March 17, 2023 to be delivered, as appropriate, to non-executive directors in execution of the system; and (ii) the allocation of a maximum number of 5,000,000 (five million) shares of Banco Bilbao Vizcaya Argentaria, S.A. to be delivered (directly or through instruments linked to shares, such as, for instance, options), where appropriate, to executive directors in execution of the payment rules of the annual variable remuneration that apply to them. All of it, in the terms set forth in the Policy.

Likewise, authorize the Board of Directors, with express subdelegation powers, to the fullest extent required by law to interpret, develop, formalize and execute this resolution, adopting as many agreements and signing as many public or private documents as may be necessary or appropriate for its full effect, including adapting the Policy when necessary and at the proposal of the Remuneration Committee to the circumstances that may arise, the rules set forth in applicable law, recommendations or best practices on the subject and to the specific requirements set by supervisors, or by any other competent authority, including, but not limited to, any stock exchange, domestic or foreign, provided that this does not imply a substantial change in its terms and conditions that, in accordance with applicable laws, should be newly submitted to consideration by the General Meeting; and, in particular, to:

a)

Develop and establish the specific terms and conditions of the remuneration systems for non-executive and executive directors as regards any matters not established in the Policy, specifically including, but not limited to, designating beneficiaries, performing actions related to new directors and departures, resolving the vesting and settlement of the remuneration, as well as the terms thereof, establishing cases for early vesting and settlement, as the case may be, and confirming compliance with any applicable terms and conditions to which this vesting and settlement is subject.

b)

Adapt the content and terms and conditions of the Policy to any corporate transactions or exceptional circumstances that may arise while it is in force, either in connection with Banco Bilbao Vizcaya Argentaria, S.A. or the companies of its Group, or, in the case of the remuneration system for executive directors, in connection with the indicators selected to determine their variable remuneration, or with the banks comprising the reference group for remuneration purposes, as applicable, such that it remains under equivalent terms and conditions.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

c)

Adapt the content of the Policy to any requirements, observations or requests that the competent supervisory authorities may make and, specifically, make adjustments to the percentages and deferral periods of the annual variable remuneration applicable to the executive directors of Banco Bilbao Vizcaya Argentaria, S.A., as well as to the withholding period for shares or instruments, or to the rules established for its calculation.

d)

Approve and establish as many developments as may be necessary to ensure the applicability of the variable remuneration reduction and recovery clauses established in the Policy and their compliance with regulations that are applicable to Banco Bilbao Vizcaya Argentaria, S.A. at any given time.

e)	Authorize the award of counterparty and liquidity contracts with any financial institutions that it freely designates, under the terms and conditions it deems appropriate.

f)	Generally, perform as many actions or sign as many documents as may be required or appropriate to ensure the validity, effectiveness, implementation, elaboration and execution of the Policy.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM SEVEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

For the purposes of the provisions of Article 34.1 g) of Act 10/2014 of June 26, on the regulation, supervision and solvency of credit institutions, to approve a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for a group of employees whose professional activities have a material impact on the risk profile of Banco Bilbao Vizcaya Argentaria, S.A. (the “Bank”) or its Group, enabling subsidiaries of the Bank to likewise apply said maximum level to their professionals, all of it, according to the Report issued in this regard by the Board of Directors of the Bank on February 9, 2026, and which has been made available to shareholders as of the date on which this General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM EIGHT OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

To re-elect Ernst & Young, S.L. as the statutory auditors of Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated Group for the financial year 2026. Ernst & Young, S.L. is domiciled in Madrid, at Calle Raimundo Fernández Villaverde, No. 65 - Torre Azca, with Tax Identification Number (NIF) B78970506, registered under number S0530 in the Official Register of Auditors of Accounts of the Institute of Accounting and Auditing of Accounts, and in the Commercial Registry of Madrid, in general volume 9,364, volume 8,130 of Section 3 of the Companies Book, folio 68, Section 3, sheet 87,690-1.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM NINE OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

Authorize the Board of Directors, with express substitution powers in favor of the Executive Committee or to the director or directors it deems convenient, as well as to any other person whom the Board expressly empowers for the purpose, the necessary powers, as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the notices required by law; and to perform the necessary proceedings as may be necessary to obtain the due authorizations or filings from the Bank of Spain; the European Central Bank; Ministries, including the Ministry of Tax and the Ministry of Economy, Commerce and Business; the National Securities Market Commission; the entity in charge of the recording of book entries; the Commercial Registry; or any other national or foreign public or private body.

Additionally, authorize the Chair, Carlos Torres Vila; the General Secretary and Secretary of the Board, Domingo Armengol Calvo; and the Deputy Secretary of the Board, Amaya María Llovet Díaz so that any of them, indistinctively, may perform such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Commercial Registry and with any other registries, including in particular, and among other powers, that of appearing before any Notary Public to execute the public deeds and notarized documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalize any other public or private document that may be necessary or advisable to execute and fully register the resolutions adopted, without needing a new General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Commercial Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

PROPOSED RESOLUTIONS UNDER AGENDA ITEM TEN OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A. TO BE HELD ON MARCH 20, 2026

Approve, on a consultative basis, the Annual Report on the Remuneration of the Directors of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to financial year 2025, which has been made available to shareholders, together with the remaining documents related to the General Meeting, as of the date on which the General Meeting was convened.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Appointed director of BBVA on 17 March 2023.

Born in 1961. US and Mexican nationality.

Educational background

— B.A. in Economics, magna cum laude, Harvard University, USA.

— MBA in Finance from Stanford Graduate School of Business, USA.

Professional background

1982-1984	Analyst at Petróleos Mexicanos (Pemex).

1986-1992	Goldman Sachs Group Executive Director of Investment Banking.

1992-1995	Vice President of Equity Capital Markets of Latin America.

1996-1999	CEO of Telemundo Studios Mexico.

1999-2000	Co-founder and CEO of Internet Group of Brazil.

2000-2001	Co-founder and CEO of Obsidiana.

2002-2006	CEO of Grupo Latino de Radio.

2007-2010	Bank of America Merrill Lynch Head of Corporate & Investment Banking for Latin America

2010-2013	Head of Wealth Management for Latin America.

2013-2018	Vice Chair Latin America.

Other positions

Since 2019	Independent director at Acciona, S.A.

Since 2020	Independent director at Huntsman Corporation.

Since 2021	Proprietary director at Corporación Acciona Energías Renovables, S.A.

She is also a lifetime member of the Council on Foreign Relations. She has sat on the boards of directors of Bestinver (non-executive Chair), Grupo Prisa, Millicom, Hemisphere Media, Council of the Americas, Women’s World Banking, and The Adrienne Arsht Center for the Performing Arts. She has also been a member of the international advisory board of Banco Itaú (Brazil), of the Young Presidents Organization (YPO) and of the Bank of America Global Diversity and Inclusion Council.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Appointed director of BBVA on 13 March 2020 and Lead Director on 28 April 2022.

Born in 1964. Portuguese nationality.

Educational background

— Graduate of Mechanical Engineering from IST (School of Engineering and Technology), Portugal.

— Master of Science (MS) in Mechanical Engineering-Systems from IST, Portugal.

— Master’s degree (MBA) from Nova School of Business and Economics, Portugal.

Professional background

1987-1990

Lecturer and researcher in Control Systems at the IST of the Technical University of Lisbon (Portugal).

Lecturer and researcher in Computer Science at the Portuguese Catholic University in Lisbon (Portugal).

1990-2017 Since 1995 Since 2000	McKinsey & Company Partner – European Financial Services practice. Head of Financial Services global practice.

2001-2017	Member of the Partner Election and Evaluation Committees.

2005-2011	Managing Partner for Spain and Portugal.

2005-2011	Member of the Global Shareholders’ Council.

2005-2013	Member of the Remuneration Committee.

2006-2011	Chair of the Global Learning Board.

2013-2016	Managing Partner of the Global Risks practice.

2014-2017	Chair of the Editorial Board of “McKinsey on Risk”.

Other positions

2017-2025	Non-executive member of the Board of Directors of José de Mello Saúde.

Since 2019	Non-executive member of the Board of Directors of José de Mello Capital.

Since 2020	Independent Chair of the Board of Directors CTT-Correios de Portugal.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Appointed director of BBVA on 13 March 2020.

Born in 1963. Spanish nationality.

Educational background

— B.A. in Economics and Mathematics, magna cum laude, Wellesley College, USA.

— M.A. and Ph.D. in Economics from Harvard University, USA.

— Human Rights certification, Faculty of Law, University of Geneva, Switzerland.

Professional background

1986-1990	Researcher on the Labour Studies Programme at the National Bureau of Economic Research, USA.

1992-1994	Economist, Office of Monetary and Financial Studies, at the Bank of Spain.

1993-1994	Professor of International Economics at the Centre for Monetary and Financial Studies (CEMFI), Spain.

1994-2014

World Bank

Technical and management positions, held in East Asia and Pacific, Europe and Central Asia, Latin America and the Caribbean region. Until June 2014, she was Director of Human Development in Europe and Central Asia (as well as Acting Vice President for Poverty Reduction and Economic Management).

2014-2016	Senior Director, Global Poverty & Equity.

2016-2017	Deputy Chief Economist.

Other positions

2017-2020	Associate Researcher at the German Development Institute, Bonn, Germany.

2018-2023	Non-resident Senior Fellow at The Brookings Institution, USA.

2018-2025	Chair of the Board of Trustees of the ISEAK Foundation.

2019-2021	Associate Professor at the Walsh School of Foreign Service, Georgetown University, USA.

Since 2019	Member of the Board of Trustees of the BBVA Microfinance Foundation (Madrid, Spain).

Since 2019	Member of the Advisory Council of ESADE EcPol - Center for Economic Policy and Political Economy (Madrid, Spain).

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Appointed director of BBVA on 13 March 2020.

Born in 1951. Mexican nationality.

Educational background

— Bachelor of Economics at the Monterrey Institute of Technology and Higher Education.

— Postgraduate studies in Business Administration at the Monterrey Institute of Technology and Higher Education.

Professional background

1973-2019	Grupo Fomento Económico Mexicano S.A.B. de C.V. (Femsa) General Manager of Cervecería Cuauhtémoc-Moctezuma. Manager of Coca Cola Femsa. General Manager of Femsa.

Other positions

Since 2005	Non-executive director of companies of the BBVA Group in Mexico.

Since 2018	Independent director at Sukarne, S.A. de C.V.

Since 2019	Independent director at Alsea, S.A.B. de C.V.

Since 2022	Independent director at CYDSA Corporativo, S.A. de C.V.

Mr. Salazar participates in various educational institutions and social and business organisations and forums. Of particular note is his experience as professor of economics for more than 40 years at the Monterrey Institute of Technology and Higher Education, where he is Chair of the Business Schools. He has also been Chair of Mexico’s Business Coordinating Council (Consejo Coordinador Empresarial de México) from 2019 to 2022.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

Born in 1965. Spanish nationality.

Educational background

— Degree in Economic and Business Sciences, University of Barcelona.

— Insurance Actuary, University of Barcelona.

— Management Development Program, Arthur Andersen University, St. Charles (Illinois- USA).

— Leadership and Development Program, IMD Business School.

Professional background

1990-2022 1990-2004 2004-2022 2014-2022 2014-2021 2018-2022

Deloitte

Audit Financial Entities.

Partner, Audit & Assurance - Head of Insurance, Spain.

Partner, Audit & Assurance for Financial Services in Catalonia, Aragon and Balearic.

Member of Deloitte’s Partners Council.

Partner, Co-Leader Insurance sector for EMEA.

Other positions

Since 2022	Independent director of Medvida Partners, S.A. de Seguros y Reaseguros.

Since 2022	Member of the Board of Trustees of Estimia Foundation (NGO).

2023-2024	Professor in the Master of Insurance, University of Barcelona.

Member of the Official Register of Account Auditors and of the College of Actuaries of Catalonia.

This English version is a translation of the original in Spanish for information purposes only. In case of discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 13, 2026	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo Title: Corporate Secretary and Secretary of the Board of Directors